Form 51-102F3

MATERIAL CHANGE REPORT

1.	Name & Address of Company

Genco Resources Ltd.
550 – 999 West Hastings Street
Vancouver, BC V6C 2W2

2.	Date of Material Change

June 12, 2007

3.	News Release

A press release dated June 12, 2007 was issued on June 12, 2007 through Corporate Dissemination Services Inc. (MarketNews), Canjex Publishing Ltd. (Stockwatch), and The Northern Miner.

4.	Summary of Material Change

Private placement for gross proceeds of up to CDN $28,750,000.

5.1	Full Description of Material Change

Please see attached News Release.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

None.

8.	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and this report:

Wayne Moorhouse, Vice-President, Finance
Tel: 604-682-2205

9.	Date of Report

June 13, 2007

Trading Symbol TSX-VE: GGC

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES

Genco Announces Private Placement for up to CDN $25,000,000

June 12, 2007- Genco Resources Ltd. (TSX Venture Exchange: GGC) (the “Company”) announces that it has entered into an agreement with Haywood Securities Inc. as lead agent and Salman Partners Inc. (the “Agents”) pursuant to which the Agents have agreed to place, on a best efforts basis, up to 6,250,000 Units at a price of $4.00 per Unit for gross proceeds of $25,000,000. Each Unit will consist of one common share and one half share purchase warrant. Each whole share purchase warrant will be exercisable to purchase one common share for $5.25 for a period of two years. The Agents have been granted an option to increase the offering by an additional 15% (937,500 Units for $3,750,000).

The Agents will receive a cash commission of 6% of gross proceeds and broker warrants to purchase that number of shares equal to 6% of the Units placed by them. The broker warrants will be priced at $5.25 and exercisable for twelve months from closing.

The offering is subject to certain conditions, including, but not limited to, due diligence and receipt of TSX Venture Exchange and other approvals.

The net proceeds of the placement will be used for continued exploration of the Temascaltepec Mining District, development at the Company’s La Guitarra mining complex, capital investments at La Guitarra and general working capital.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities offered hereby have not and will not be registered under the United States Securities Act of 1933 (the “1933 Act”) and may not be offered or sold in the United States or to U.S. persons (as defined in Regulation S under the 1933 Act) unless the securities have been registered under the 1933 Act, or are otherwise exempt from such registration.

For further information: Wayne Moorhouse, Vice President Finance
E-mail: gencoinfo@telus.net
www.gencoresources.com